Exhibit 99.2

CONSENT OF EXPERT

December 17, 2024

Caledonia Mining Corporation Plc

United States Securities and Exchange Commission Ladies and Gentlemen:

Re: Caledonia Mining Corporation Plc (the “Company”)

I, Craig Harvey, do hereby consent to:

(1)	the inclusion of the scientific and technical information contained in Company’s prospectus supplement (the “Prospectus Supplement”) dated December 17, 2024 to the Company’s Registration Statement on Form F-3 (File No. 333-281436) (the “Technical Information”) filed with the United States Securities and Exchange Commission (the “SEC”);

(2)	the reference to me under the heading “Experts” in the Prospectus Supplement; and

(3)	the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company’s Registration Statement on Form F-3 (No. 333-281436), and any amendments thereto, filed with the SEC.

By:	/s/ Craig Harvey
Craig Harvey